FORM 5            U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

  X   Check box if no longer subject to Section 16. Form 4 or Form 5 obligations
----- may continue. See Instruction 1(b).

  X   Form 3 Holdings Reported
-----
      Form 4 Transactions Reported
-----

1.   Name and Address of Reporting Person

     Boeldt-Umbright, Valerie
     ------------------------
     (Last)  (First)  (Middle)

     1515 West 22nd Street, Suite 1210
     ---------------------------------
               (Street)

     Oak Brook, Illinois 60521
     -------------------------
     (City)  (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     MedCare Technologies, Inc. (MCAR)
     ---------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     December 1998
     -------------

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

          Director                          10% Owner
   -----                               ----

          Officer (give title below)    X   Other (specify below)
   -----                               ----

          Former Director or Officer
          --------------------------


Table 1   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of    2.  Trans-    3.  Trans   4. Securities Acquired (A) or     5.  Amount of           6. Owner-     7.  Nature of
Security            action        action     Disposed of (D)                    Securities Bene-       ship           Indirect
                    Date          Code                                          ficially Owned         Form:          Beneficial
                    (Month/                  Amount     (A) or   Price          At End of              Direct         Ownership
                    Day/                                (D)                     Issuer's               (D) or
                    Year)                                                       Fiscal Year            Indirect
                                                                                                       (I)
NONE


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-     7.Title and Amount  8.Price  9.Number  10.Owner-  11.Na-
Derivative  sion or    action    action    Derivative    cisable and      of Underlying       Of       of Deri   ship of    ture of
Security    Exercise   Date      Code      Securities    Expiration       Securities          Deriv-   ative     Deriv-     Indirect
            Price of   (Month/             Acquired (A)  Date                                 ative    Secur-    ative      Bene-
            Deriv-     Day/                or Disposed   (Month/Day/                          Secur-   ities     Secur-     ficial
            ative      Year)               of (D)        Year)                                ity      Bene-     ity:       Owner-
            Security                                                                                   ficially  Direct     ship
                                           (A)     (D)   Date    Expira-  Title    Amount or           Owned     (D)
                                                         Exer-   ation             Number of           At End    or In-
                                                         cisable Date              Shares              Of Year   direct
                                                                                                                 (I)
1996 Stock                                                                Common
Option Plan $4.50      6/18/96   J         40,000  0     6/18/96 6/20/01  Stock    40,000     $4.50    40,000    D

1997 Stock                                                                Common
Option Plan $4.50      11/1/96   J         100,000 0     11/1/96 11/18/01 Stock    100,000    $4.50    100,000   D

1997 Stock                                                                Common
Option Plan $6.50      11/1/96   J         15,000  0     11/1/96 7/1/05   Stock    15,000     $6.50    15,000    D

Explanation of Responses:
In Item 4, Transaction Code "J" is listed because the options continue to be held by the original issuee. No options have been converted into stock or otherwise disposed of.


/s/ Valerie Boeldt-Umbright                                    February 17, 1999
-------------------------------                                -----------------
**Signature of Reporting Person                                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).